Commission File Number 001-31914

EXHIBIT 99.1

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

ANNOUNCEMENT

NOMINATION OF EXECUTIVE DIRECTOR

China Life Insurance Company Limited (the “Company”) announces that on 23 July 2019, the board of directors of the Company (the “Board”) considered and approved the proposal in relation to the nomination of Mr. Zhao Peng as a candidate for the Executive Director of the sixth session of the Board of the Company. Such proposal shall be submitted to the shareholders’ general meeting of the Company for consideration and approval, and the qualification of Mr. Zhao Peng as a Director is subject to the approval of the China Banking and Insurance Regulatory Commission (the “CBIRC”). Upon obtaining the above approvals, Mr. Zhao Peng will also serve as a member of the Strategy and Assets and Liabilities Management Committee of the Board.

The biographical details of Mr. Zhao Peng are set out below:

Mr. Zhao Peng, born in April 1972, became the Vice President of the Company in March 2018, and the person in charge of finance of the Company in July 2019. He served as an Assistant to the President of the Company from October 2017 to March 2018, and the General Manager of Zhejiang Branch of the Company from January 2015 to October 2017. From 2014 to 2015, he successively served as the Deputy General Manager (at the general manager level of the provincial branches) and the person-in-charge of Zhejiang Branch of the Company. From 2003 to 2014, he successively held various positions in China Life Insurance (Group) Company, including the Division Chief of the Capital Management Division of the Finance Department, an Assistant to the General Manager and the Division Chief of the Capital Management Division of the Finance Department, an Assistant to the General Manager, the Deputy General Manager and the General Manager of the Finance and Accounting Department, and the General Manager of the Finance Department. From 1995 to 2003, Mr. Zhao Peng successively served as a staff member of the Capital Division, a staff member of the Financial Management Division, the Deputy Division Chief and the Division Chief of the Capital Division of the Planning and Finance Department of China Life Insurance Company. Mr. Zhao Peng graduated from Hunan College of Finance and Economics in July 1995, majoring in actuarial science with a bachelor’s degree in economics, from Central University of Finance and Economics in June 2002, majoring in finance with a master’s degree in economics, and from Tsinghua University in January 2007, majoring in business administration with a master’s degree in business administration.

Mr. Zhao Peng will enter into a service contract of the director with the Company. His term of office shall be effective from the date of approval by the CBIRC and end on the expiry of the term of the sixth session of the Board. He is eligible for re-election upon expiry of his term.

As an Executive Director of the Company, Mr. Zhao Peng will not receive any director’s fee from the Company, but will receive corresponding remuneration in accordance with his position in the Company, including salary, bonus and allowance. The Company provides pension fund scheme for Executive Directors. The remuneration of the Executive Directors is determined by reference to the relevant remuneration system of the Company. The Nomination and Remuneration Committee of the Company is responsible for determining the annual remuneration scheme, which shall be subject to the approvals of the Board and the shareholders’ general meeting.

Commission File Number 001-31914

Save as disclosed above, Mr. Zhao Peng has not held any directorships in other listed public companies in the last three years, does not hold any other position with the Company or any of its subsidiaries, and is not connected with any directors, senior management or substantial or controlling shareholders of the Company. Mr. Zhao Peng does not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Further, there is nothing in respect of the nomination of Mr. Zhao Peng that needs to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor is there anything that needs to be brought to the attention of the shareholders of the Company.

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 23 July 2019

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan
Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie